

December 31, 2014

Via Facsimile
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

      Re: **Mondial Ventures, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2013
              Filed April 15, 2014
              Response Letter dated December 4, 2014
              File No. 000-51033

Dear Mr. Alexander:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1.   We note your response to prior comment one includes certain proposed changes to comply with Subpart 1200 of Regulation S-K and FASB ASC 932-235-50. However, you continue to omit required disclosures including the following.

- An analysis of your proved undeveloped reserves consistent with Item 1203 of Regulation S-K;

- Disclosure of drilling and other exploratory and development activities pursuant to Item 1205 of Regulation S-K;

- Discussion of present activities consistent with Item 1206 of Regulation S-K; and

- Disclosure of sources of changes in standardized discounted cash flows consistent with the guidance in FASB ASC 932-35-50-34 through 36.

Please revisit the requirements set forth in the aforementioned guidance and submit a summary of these items, cross referenced to all of the disclosure revisions that you propose. We reissue prior comment one.

2. We note that you have not filed your interim report for the quarter ended September 30, 2014, which was due on November 14, 2014. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

Financial Statements

Oil and Natural Gas Reserves and Related Financial Data, page F-21

3. We note your response to prior comment three includes an economic analysis of proved reserves which indicates approximately 46% of future development costs will not occur within five years. Therefore, your plan for development appears to be inconsistent with your disclosure on page F-21, stating proved undeveloped reserves are scheduled to be drilled within the next five years. Given your plan for development falls outside of the five year period since initially claiming the reserves, unless you are able to establish that circumstances justify a longer time, you will need to revise your estimates of reserves to comply with Rule 4-10(a)(31) of Regulation S-X. Please refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) for guidance that may pertain to this matter. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Submit the revisions that you believe will be necessary to comply with this guidance and the underlying computations and analyses that you perform.

4. Please provide us the report of Harper Associates, Inc. underlying your reserve disclosures that will be filed with your amendment. Please ensure that it includes all of the information prescribed by Item 1202(a)(8) of Regulation S-K.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief